UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 7)
PEROT SYSTEMS CORPORATION
(Name of Subject Company (Issuer))
DII — HOLDINGS INC.
(Offeror)
an indirect, wholly-owned subsidiary of
DELL INC.
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)
714265105
(CUSIP Number of Class of Securities)
Lawrence P. Tu
Senior Vice President and General Counsel
One Dell Way
Round Rock, Texas 78682
Phone (800) 289-3355
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:

Robert L. Kimball	William R. Volk
Vinson & Elkins L.L.P.	Vinson & Elkins L.L.P.
2001 Ross Avenue, Suite 3700	2801 Via Fortuna, Suite 100
Dallas, Texas 75201	Austin, Texas 78746
(214) 220-7700	(512) 542-8400
CALCULATION OF FILING FEE

Transaction Valuation(l)	Amount of Filing Fee(2)
$4,117,123,260	$229,735.48

(1)	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase at a purchase price of $30.00 cash per share an aggregate of (i) 121,322,396 outstanding shares of Class A Common Stock of Perot Systems Corporation; and (ii) 15,915,046 shares of Class A Common Stock of Perot Systems Corporation that were subject to and reserved for issuance with respect to all outstanding options, restricted stock units or stock appreciation rights settleable in Class A Common Stock, in each case as provided by Perot Systems Corporation as of September 17, 2009, the most recent practicable date.

(2)	The filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #2 for Fiscal Year 2010 issued by the Securities and Exchange Commission, equals $55.80 per million of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $229,735.48	Filing Party: Dell Inc. and DII — Holdings Inc.
Form of Registration No.: Schedule TO-T	Date Filed: October 2, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☑

     This Amendment No. 7 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) originally filed with the Securities and Exchange Commission on October 2, 2009 by (i) DII — Holdings Inc., a Delaware corporation (the “Purchaser”) and an indirect, wholly-owned subsidiary of Dell Inc., a Delaware corporation (“Dell”), and (ii) Dell, as previously amended. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of Class A Common Stock, par value $0.01 per share (the “Shares”), of Perot Systems Corporation, a Delaware corporation (“Perot Systems”), at a purchase price of $30.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding or stock transfer taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 2, 2009 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not otherwise defined in this Amendment have the meanings assigned to such terms in the Schedule TO or the Offer to Purchase. This Amendment is being filed on behalf of the Purchaser and Dell.
Item 11. Additional Information.
Items 11(a)(2) and (a)(3) of the Schedule TO are hereby amended and supplemented by adding the following thereto:
     “The Offer expired at 12:00 midnight, New York City time, on Monday, November 2, 2009. The Depositary has advised Dell and the Purchaser that, as of the expiration of the Offer, approximately 108,774,629 Shares were validly tendered and not properly withdrawn in the Offer, representing approximately 87.7% of Perot Systems’ outstanding shares as of November 2, 2009. The Depositary also informed Dell that it received commitments to tender 3,961,266 additional Shares under the guaranteed delivery procedures for the Offer. The number of Shares tendered pursuant to the Offer satisfies the Minimum Condition. All Shares validly tendered and not properly withdrawn (including Shares tendered to the Depositary pursuant to the Offer’s guaranteed delivery procedures) have been accepted for payment and will be promptly paid for in accordance with the terms and conditions of the Offer and applicable law.
     Dell completed the acquisition of Perot Systems on November 3, 2009 through the merger of the Purchaser with and into Perot Systems in accordance with applicable provisions of Delaware law that authorize the completion of the Merger as a “short form” merger without a vote or meeting of the stockholders of Perot Systems. In order to complete the Merger as a “short form” merger under Delaware law, on November 3, 2009, the Purchaser exercised its Top-Up Option pursuant to the Merger Agreement, which permitted the Purchaser to purchase additional Shares directly from Perot Systems for $30.00 per Share, the same price paid in the Offer. As a result of the Merger, each Share not purchased in the Offer (other than Shares held in the treasury of or reserved for issuance by Perot Systems and Shares held by Dell or the Purchaser or direct or indirect subsidiaries of Dell or Perot Systems, all of which were cancelled and extinguished, and Shares held by stockholders who validly exercise appraisal rights under Delaware law) was converted into the right to receive in cash $30.00 per Share, without interest thereon and less any applicable withholding or stock transfer taxes.
     A copy of the press release announcing the results of the Offer and the exercise of the Top-Up Option is filed as Exhibit (a)(5)(G) hereto and incorporated herein by reference.”
Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:
“(a)(5)(G)	Press Release issued by Dell Inc. on November 3, 2009.”

SIGNATURE
     After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DELL INC.
By:	/s/ Janet B. Wright
	Name:	Janet B. Wright
	Title:	Assistant Secretary

DII — HOLDINGS INC.
By:	/s/ Janet B. Wright
	Name:	Janet B. Wright
	Title:	Assistant Secretary

Date: November 3, 2009

EXHIBIT INDEX

Exhibit	Description
(a)(5)(G)	Press Release issued by Dell Inc. on November 3, 2009.